#1205-207 W. Hastings St., Vancouver, BC, V6B 1H7
604-609-2898

June 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention: Tara Harkins

Dear Ms. Harkins:

Re:           Comments on Form 10-K for the Fiscal Year Ended May 31, 2008 and related filings

Form 10-K for the Fiscal Year Ended May 31, 2008

Note 3. Intangible Assets, page F-10

1.
Please refer to our prior comment 5. As previously requested, please explain to us how this technology has reached technological feasibility and meets the definition of an intangible asset outlined in paragraph 39 of SFAS 141.

Mantra Venture Group Ltd. (the “Company”) entered into an agreement with Kemetco Research Inc., a research, development and testing laboratory in British Columbia, Canada who have ran various tests on the Company’s electro-reduction of carbon dioxide (“ERC”) which have proven the technology’s feasibility.  Kemetco is currently engaged in the commercialization and optimization of the technology.

ERC is an intangible asset due to the fact that it arises as a result of the Company’s patent rights to the technology and that it may be sold, transferred, licensed, rented, or exchanged through the assignment of rights in the various ERC patents.

Item 9A(T). Controls and Procedures, page 34

2.
We note your response to comment 9. Please amend your May 31, 2008 Form 10-K to include the disclosure included within your response related to management’s conclusion on the effectiveness of your disclosure controls and procedures as of May 31, 2008.

The Company has filed the amended 10-K for the year ended May 31, 2008 on June 17, 2009.

3.
We note from your responses to prior comments 9 and 12 that you have reached a conclusion that your disclosure controls and procedures were not effective as of May 31, 2008, August 31, 2008, November 31, 2008 and February 28m 2009. However, it is still unclear if management identified any material weaknesses at each reporting date and management’s plans, if any, or actions already undertaken for remediating the material weaknesses identified. Please advise.

Management identified the following material weaknesses during its evaluations of the Company’s disclosure controls:
1. The Company had inconsistencies in the reporting of its share issuances;
2. The Company does not have sufficient staff, management or directors for effective segregation of duties; and
3. It is highly likely that the Company does not have effective internal controls as it lacks an official audit committee and has no independent directors.

The Company is currently in the process of preparing the management’s report on international controls over financial reporting for the year ended May 31, 2009.

The Company has taken steps to remedy the first material weakness by assigning responsibility for all resolutions and other corporate records to the Company’s attorneys.  The Company has also taken steps to attract additional staff and directors and is anticipating the appointment of additional directors within in the near future and will be undertaking to remedy the additional material weaknesses.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Larry Kristof
Larry Kristof, President, CEO

Mantra Venture Group Ltd.